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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   720281 204
                                 (CUSIP Number)

                                Bernard M. Trager
                             601 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 584-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

         *The remainder of this cover page shall be filled out for a reporting person's initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                     CUSIP NO. - 760281 20 4

(1)      Names of Reporting Persons. . . . . . . Bernard M. Trager

         I.R.S. Identification Nos. of
         Above Persons (entities only) . . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (see Instructions). .  SC

(5)      Check if Disclosure
         of Legal Proceedings is
         Required Pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 1,002,006 <F1>
         (8)      Shared Voting Power. . . . . ..  498,164.9 <F2><F3>
         (9)      Sole Dispositive Power . . . . . 1,002,006 <F1>
         (10)     Shared Dispositive Power . . . . 7,625,851 <F3><F4>

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .8,908,244.9   <F1><F2><F3>

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11) . . . . . . . . .  54.5%

(14)     Type of Reporting Person  . . . . . . .  IN

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        <F1>Includes 544,726 shares of Class B Common Stock of the Issuer (which is convertible into Class A Common Stock on a one share for one share basis) held by the reporting person. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan as of December 31, 1999, for which the reporting person has not yet received a plan statement.



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        <F2>Includes  280,387.9  unallocated shares of Class A Common Stock held by the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), of which the reporting person is a member of the Administrative Committee. As a member of the Administrative Committee, the reporting person shares voting power over the shares held of record by the ESOP with Mr. William Petter and Mr. Larry
M. Hayes.
        <F3>Includes 117,454 shares of Class B Common Stock held by Mrs. Bernard
M. Trager. Also includes 100,323 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director. The reporting person shares voting and investment power over the shares held by such corporation with Jean S. Trager, Steven E. Trager and Shelley Trager Lerner, the other directors of such corporation.
        <F4>Includes  5,903,612 shares of Class A Common Stock held of record by
Teebank Family Limited Partnership ("Teebank"), 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person's wife is a limited partner of Teebank and Jaytee. The reporting person formerly shared voting power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, Mr. Scott Trager and Mr. Sheldon Gilman, as trustee, and shared investment power over the shares held of record by Teebank and Jaytee with Steven E. Trager, as co-general partners. Effective 12-31-99 the reporting person resigned from the voting committees of both Teebank and Jaytee. The reporting person continues to share investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager.






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                                EXPLANATORY NOTE

Effective 12-31-99 the reporting person resigned from the voting committees of both Teebank Family Limited Partnership ("Teebank") and Jaytee Properties Limited Partnership ("Jaytee"). This amendment is being filed to reflect that the reporting person no longer shares voting power over the securities of the Issuer held by Teebank and Jaytee. The reporting person retains investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, as co-general partners. In addition, this amendment updates holdings of the reporting person as of the filing date.


         Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the Class A Common Stock, no par value, of Republic Bancorp, Inc., a Kentucky corporation (the "Issuer").

                  The Issuer's principal executive office is located at 601 West Market Street, Louisville, Kentucky 40202.


         Item 2.  Identity and Background.

                  (a) The reporting person under this Form 13D is Bernard M. Trager.

                  (b) The business address of the reporting person is 601 West Market Street, Louisville, Kentucky 40202.

                  (c) The reporting person's principal occupation is Chairman and Director of Republic Bancorp, Inc., a bank holding company headquartered in Louisville, Kentucky, 601 West Market Street, Louisville, Kentucky 40202.

                  (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The reporting person is a citizen of the United States.


         Item 3.  Sources and Amount of Funds or Other Consideration.

                  On January 29, 1999, in Louisville, Kentucky, the ESOP purchased 200,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from the reporting person, and purchased 100,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Banker's Insurance Agency, Inc. The ESOP borrowed an aggregate of $3,873,000 to finance such acquisitions from the Issuer, pursuant to a Loan Agreement, Note, and Stock Pledge Agreement previously filed as exhibits hereto. The reporting person is a member of the Administrative Committee of the ESOP, and, as such, shares voting power


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over the 280,388 shares of unallocated Class A Common Stock held by the ESOP.


         Item 4.  Purpose of Transaction.

                  The ESOP acquired the securities of the Issuer for the benefit of participants of the ESOP, and to allow such participants to acquire securities of the Issuer for investment purposes upon allocation of such securities pursuant to the terms of the ESOP. Depending on market conditions and other factors that the reporting person may deem relevant to investment decisions, the reporting person may, individually, in his capacity as a general partner of Teebank or Jaytee, as a member of the Administrative Committee of the ESOP, or as a member of the board of directors of the Trager Family Foundation, Inc., purchase additional shares of Class A Common Stock in the open market or in private transactions. Depending on these same factors, the reporting person may sell all or a portion of the shares of the Class A Common Stock that he now owns or hereafter may acquire, individually, in his capacity as a general partner of Teebank or Jaytee, as a member of the Administrative Committee of the ESOP, or as a member of the board of directors of the Trager Family Foundation, Inc., on the open market or in private transactions. In addition, the reporting person is a director and Chairman of the Issuer, and, in those capacities has the ability to influence the Issuer's activities and pursue opportunities available to the Issuer.


                  Except as set forth in this Item 4, the reporting person does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.




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         Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of the Class A Common Stock that the reporting person owns beneficially, pursuant to Rule 13d-3 under the Act, is 8,908,244.9 which constitutes approximately 54.5% of the Class A Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act.<F1><F2><F3>

                  (b)      Sole Voting Power. . . . . . . 1,002,006   <F1>
                           Shared Voting Power. . . . .   . 498,164.9 <F2><F3>
                           Sole Dispositive Power . . . . 1,002,006   <F1>
                           Shared Dispositive Power . . . 7,625,851   <F3><F4>

                  The reporting person shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the "Bank"), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 462 S. Fourth Street, Ste. 500, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 462 S. Fourth Street, Louisville, Kentucky 40202; (d) William Petter, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman and Chief Operating Officer of the Issuer and Executive Vice President of the Bank; (e) Larry M. Hayes, P. O. Box 11666, Lexington, Kentucky 40577, President of Midwest Construction Company, Inc., P. O. Box 11666, Lexington, Kentucky 40577; (f) Jean
S. Trager, the reporting person's spouse, 601 W. Market Street, Louisville, Kentucky 40202, employed by Banker's Insurance Agency, 601 W. Market Street, Louisville, Kentucky 40202; and (g) Shelley Trager Lerner, 601 W. Market Street, Louisville, Kentucky 40202, President, Banker's Insurance Agency, 601 W. Market Street, Louisville, Kentucky 40202. All of such persons are U.S. citizens, and none of such persons have been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

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        <F1>Includes 544,726 shares of Class B Common Stock of the Issuer (which is convertible into Class A Common Stock on a one share for one share basis) held by the reporting person. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan as of December 31, 1999, for which the reporting person has not yet received a plan statement.
        <F2>Includes  280,387.9  unallocated shares of Class A Common Stock held by the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), of which the reporting person is a member of the Administrative Committee. As a member of the Administrative Committee, the reporting person shares voting power over the shares held of record by the ESOP with Mr. William Petter and Mr. Larry
M. Hayes.
        <F3>  Includes  117,454  shares  of  Class B Common  Stock  held by Mrs.
Bernard M. Trager. Also includes 100,323 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director. The reporting person shares voting and investment power over the shares held by such corporation with Jean S. Trager, Steven E. Trager and Shelley Trager Lerner, the other directors of such corporation.
        <F4>Includes  5,903,612 shares of Class A Common Stock held of record by
Teebank Family Limited Partnership ("Teebank"), 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person's wife is a limited partner of Teebank and Jaytee. The reporting person formerly shared voting and investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, Mr. Scott Trager and Mr. Sheldon Gilman, as trustee. Effective 12-31-99 the reporting person resigned from the voting committees of both Teebank and Jaytee. The reporting person continues to share investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager as co-general partners.

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                  (c) Except pursuant to the ESOP transactions described in Item
3, and except for (i) the allocation of 19,612.2 shares to participants in the ESOP as of December 31, 1999; (ii) a gift made in Louisville, Kentucky on December 6, 1999 of 3,150 shares of Class A Common Stock from the reporting person to the Trager Family Foundation, Inc.which does not affect the reporting persons beneficial ownership of such shares under Rule 13d-3; and (iii) several gifts by the reporting person in December, 1999 of limited partnership units of Teebank and Jaytee, which gifts do not affect the reporting person's beneficial ownership under Rule 13d-3 of the securities of the Issuer held by such partnerships, the reporting person has not effected any transactions in shares of the Class A Common Stock since the reporting person's most recent filing on
Schedule 13D.

                  (d) The reporting person shares investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, as co-general partners, and as such they may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. The reporting person shares voting and investment power over shares of Class A Common Stock held of record by the Trager Family Foundation, Inc. with Jean S. Trager, Steven E. Trager and Shelley Trager Lerner, the other directors of such corporation, and such individuals may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from Teebank and Jaytee.

                  Members of the Investment Committee of the ESOP may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not Applicable.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The ESOP, the Loan Agreement, Note and Stock Pledge Agreement entered into between the Issuer and the ESOP, and the limited partnership agreements of Jaytee and Teebank contain certain provisions that may affect transfer or voting of securities of the Issuer. The description set forth in this Item 6 of such agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, which were previously filed as Exhibits 99.1 - 99.6 to the Schedule 13D filed on 2/8/99, and reference is hereby made to such documents. The reporting person is not otherwise a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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         Item 7.  Material to be filed as Exhibits.

        *Exhibit 99.1 Republic Bancorp, Inc. Employee Stock Ownership
          Plan
        *Exhibit 99.2 ESOP Loan Agreement
        *Exhibit 99.3 ESOP Promissory Note
        *Exhibit 99.4 Stock Pledge Agreement
        *Exhibit 99.5 Limited Partnership Agreement of Jaytee Properties
          Limited Partnership
        *Exhibit 99.6 Limited Partnership Agreement of Teebank Family
          Limited Partnership

        *Previously filed

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                        SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /S/ BERNARD M. TRAGER
                                            Bernard M. Trager


                                            Date:   February 11, 2000